# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Atmos Home Inc.
2308 Circuit Way
Brooksville, FL 34604
https://atmoshome.com/

Up to $535,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Atmos Home Inc.
**Address:** 2308 Circuit Way, Brooksville, FL 34604
**State of Incorporation:** FL
**Date Incorporated:** August 23, 2017

## Terms:

**Convertible Promissory Notes**

**Offering Minimum:** $10,000.00 of Convertible Promissory Note.
**Offering Maximum:** $535,000.00 of Convertible Promissory Note.
**Type of Security Offered:** Convertible Promissory Note.
Note converts to Common Stock when the company raises $3,000,000.00 in a qualified equity financing.
**Maturity Date:** October 01, 2021
**Valuation Cap:** $12,000,000.00
**Discount Rate:** 20.0%
**Annual Interest Rate:** 5.0%
**Minimum Investment Amount (per investor):** $250.00

**Terms of the underlying Security**

**Underlying Security Name:** Common Stock

**Voting Rights:**
Holders of the company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

**Material Rights:**

*Annual Interest Rate subject to adjustment of bonuses. See Bonus rates below for additional information.*

# Time-based Perks

**Super Early Bird**

Invest within first 48 hours and get an additional 100% bonus interest on the convertible note totaling 10% AIR[1]

**Early Bird**

Invest within the first week and get an additional 60% bonus interest on the convertible note totaling 8% AIR[2]

# Amount Based Perks *

Invest $250+

**10% off discount**

10% off your first purchase from the Atmos Home e-commerce store

Invest $500+

**20% off discount**

20% off your first purchase from the Atmos Home e-commerce store

Invest $1,000+

**20% off + 40% bonus interest**

20% off your first purchase from the Atmos Home e-commerce store + additional 40% bonus interest on the convertible note totaling 7% AIR

Invest $3,000+

**First batch AtmosControl device + 40% bonus interest**

1 new AtmosControl device from the first batch of production units + additional 40% bonus interest on the convertible note totaling 7% AIR

Invest $10,000+

**AtmosControl Beta access + first batch device + 60% bonus interest**

Immediate delivery of an AtmosControl Beta unit and inclusion into the private Beta + 1 new AtmosControl device from the first batch of production units + additional 60% bonus interest on the convertible note totaling 8% AIR

Invest $30,000+

**AtmosControl Beta access + 3 first batch devices + 100% bonus interest**

Immediate delivery of an AtmosControl Beta unit and inclusion into the private Beta + 3 new AtmosControl devices from the first batch of production units + additional 100% bonus interest on the convertible note totaling 10% AIR

Invest $100,000+

**AtmosControl Beta access + 3 first batch devices + 140% bonus interest + visit and dinner with the team**

Immediate delivery of an AtmosControl Beta unit and inclusion into the private Beta + 3 new AtmosControl devices from the first batch of production units + trip to Florida[3] to tour the facility and have dinner with the team + additional 140% bonus interest on the convertible note totaling 12% AIR

[3]*(transportation and lodging included)*

*All perks occur after the offering is completed.*

<u>The 10% Bonus for StartEngine Shareholders</u>

Atmos Home Inc. will offer 10% additional bonus interest for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering . This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

*Company Overview*

**Company Overview:**
Atmos Home was founded in 2017 by hardware industry veteran Mark Lyle and award-winning designer, Chris Ladwig, and is based in Tampa Bay, Florida. The company is on a mission to get their affordable and easy-to-use products into every smart home on the planet, starting with their flagship product, AtmosConrol.

AtmosControl is the world's 1st smart home control system, or hub, that combines the top 5 connection protocols used by smart home devices (Wifi, Bluetooth, Zigbee, Z-Wave, and Infrared) with voice, touch, gesture, and smartphone controls.

It puts control of a home's smart devices all in 1 place, eliminating the need to scroll through use endless apps, or having to remember hundreds of voice commands.

The company's R&D team has also designed AtmosSwitch and plans to launch it next year. AtmosSwitch will take existing lights with regular bulbs, and instantly convert them into smart lighting systems. It will also integrate with AtmosControl hub, so people can add its functionality to every room in their home, but at a lower price.

In January 2019, Atmos ran a 120-day, prelaunch sales period. During this time, over 1000 AtmosControl hubs were sold to people in 28 countries. The company has also built a list of more than 150 smart home installers, builders, and multi-tenant property management firms, internationally.

**Production and Supply Chain:**
All of the company's products are designed and built by an in-house team, led by Mark Lyle. In the summer of 2019, we completed our 1st manufacturing line at the company's HQ, in Tampa Bay, Florida.

By manufacturing in-house, it is easier to iterate on product design and perform bug fixes, it's faster for on-demand manufacturing and shipping, and it's cheaper due to tariffs and a large, up-front capital expenditure with each order. Others in this space have warned customers and investors that price hikes of 10-25% are coming.

**Industry and Competition:**
McKinsey & Co performed an exhaustive study on the smart home industry and learned that 16% of the 127.6M US households are smart homes and 44% of them have 2+ devices. Of those, nearly half have realized they need a hub to control these devices. Today, that translates to an audience of 4.4M households and is growing.

Home automation companies like Crestron and Control4, are targeting high-end homes, charging $12K and more for their proprietary systems. Their solutions operate as "walled gardens," meaning customers can't bring their own devices. On top of that, they're only sold through (and installed by) authorized dealers. Unlike them, our systems are affordable, easy-to-use and customer friendly.

Atmos is targeting an opportunity to enter the market with a product that performs the same functionality, but that allows customers to bring their own devices (i.e. Ring, Nest, Hue, etc), is easy for the average person to install and use, at an affordable price point.

*Competitors and Industry*

**Smart Home Hubs**

Hubs such as SmartThings and Wink provide connectivity to an array of smart home devices, controllable from a central smartphone app. While their products do support multiple protocols, a great deal of configuration and know-how is required by the end user.

### Custom Home Automation

These companies produce smart home control systems focusing on high-end custom installations typically costing over $12K, versus an AtmosControl for $299. These systems can only be purchased from and installed by an authorized dealer, and any future configuration changes require the dealer for reprogramming.

### Smart Speakers

Voice enabled virtual assistants (smart speakers) are compatible with many smart home devices, however, only devices utilizing WiFi can be controlled, leaving out a large percentage of home automation devices which communicate primarily over the Zigbee and Z-Wave protocols.

#### *Current Stage and Roadmap*

Atmos Home aims to be the Apple of smart homes. The company's 1st product, AtmosControl, has been designed, gone through a number of prototype iterations, and is being beta tested by investors and customers.

The Atmos R&D team has designed the next product SKU, AtmosSwitch, and is preparing to begin product development and iterate several designs. It will be introduced at the 2020 Consumer Electronics Show in January 2020, just like AtmosControl in 2019, which won the show's Residential Systems Award.

Other product SKUs and add-ons include a PoE (power over ethernet) module and several variations of Control and Switch. These include an entry level version of Control with a plastic chassis, instead of milled aluminum, a Control with a larger screen, a Switch to fit a panel with multiple switches (aka gang box), and a semi-portable, tabletop version of AtmosControl.

Full-scale manufacturing and shipping of AtmosControl will begin ramping up in early 2020, with AtmosSwitch beta testing expected to start in Q2 of 2020.

## The Team

### Officers and Directors

**Name:** Mark Lyle

Mark Lyle's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO / Director
  **Dates of Service:** August 23, 2017 - Present
  **Responsibilities:** Day-to-day management of company operations, product development, manufacturing management, and creating and further developing

the company's vision and mission. Compensation for this position is $120,000/year and 691,000 shares of common stock.

**Name:** Chris Ladwig

Chris Ladwig's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Design Officer / Director
  **Dates of Service:** August 23, 2017 - Present
  **Responsibilities:** Overseeing all design and innovation aspects of the company's products and services, including product design, graphic design, user experience design, and package design. Compensation for this position is $120,000/year and 309,000 shares of common stock.

Other business experience in the past three years:

- **Employer:** Push
  **Title:** Senior Art Director
  **Dates of Service:** July 15, 2015 - April 15, 2017
  **Responsibilities:** Created and oversaw various branding and advertising campaigns for both regional and national clients.

Other business experience in the past three years:

- **Employer:** Oddly Brand Co.
  **Title:** Owner
  **Dates of Service:** April 15, 2017 - Present
  **Responsibilities:** Freelance branding and packaging projects. Responsibilities include client management, business operations, branding and packaging design.

**Name:** Dean Gebert

Dean Gebert's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer
  **Dates of Service:** November 02, 2018 - Present
  **Responsibilities:** Responsible for overseeing the planning, development and execution of the company's marketing and advertising initiatives. Compensation for this position is $96,000 per year.

Other business experience in the past three years:

- **Employer:** UpChannel
  **Title:** Chief Marketing Officer
  **Dates of Service:** October 01, 2016 - May 01, 2018
  **Responsibilities:** External communications, brand positioning and development, sales support, client onboarding.

Other business experience in the past three years:

- **Employer:** Self
  **Title:** Consulting
  **Dates of Service:** January 01, 2016 - November 01, 2018
  **Responsibilities:** Marketing services for blockchain companies.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the CONVERTIBLE PROMISSORY NOTE SERIES 2019 - CF should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract

business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any CONVERTIBLE PROMISSORY NOTE SERIES 2019 - CF purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*If the Company cannot raise sufficient funds it will not succeed*
The Company, is offering CONVERTIBLE PROMISSORY NOTE SERIES 2019 - CF in the amount of up to $304,550.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable

to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*Some of our products are still in prototype phase and might never be operational products*
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

*Minority Holder; Securities with No Voting Rights*
The CONVERTIBLE PROMISSORY NOTE SERIES 2019 - CF that an investor is buying

has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

### You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

### Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

### The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

### Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

### We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They

may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

### We are an early stage company and have not yet generated any profits

Atmos Home Inc. was formed on August 23, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Atmos Home Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

### We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the AtmosControl is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

### The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

### The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Atmos Home Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party

technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Atmos Home Inc. could harm our reputation and materially negatively impact our financial condition and business.

*Technology Adoption*

The market for smart home products is growing rapidly, but if demand for the company's product fails to develop sufficiently, we may be unable to generate enough revenues to achieve and sustain profitability.

*Procurement of Parts and Materials*

Putting new hardware into production always carries some element of risk, due to either manufacturing issues or procurement issues, and Atmos Home Inc. has made an effort to minimize this risk. Delay in obtaining required materials or components may adversely affect our production schedule, and impact revenue. The loss of a key vendor might require engineering redesign that would delay meeting our production and sales goals. In order to mitigate these risks, we have avoided use of proprietary or sole-sourced components wherever possible.

*Marketing Campaign Risks*

Our sales forecasts our contingent on the implementation of a successful marketing campaign to potential customers, and an effective PR campaign to raise the company profile. Competitors with a more established presence in the market will have a mind share advantage among potential customers that we will have to counter through advertising. The advertising campaign will stress the benefits of the superior design and technology incorporated in our products, to distinguish them from the traditional designs offered by competitors.

*Expansion and Retention of Management Team*

The successful completion of our production and marketing goals is contingent on the expansion of our management team, in particular with regard to manufacturing management and marketing management. Failure to acquire and retain these key personnel could adversely affect operations, and cause a delay in meeting our goals.

***This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.***

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Mark Lyle | 691,000 | Common Stock | 42.84 |
| Luminance Investment Holdings, LLC (managed by Steven H. Rosen and Ron Cozean; 100% owned by Luminance Holdco., Inc.) | 385,380 | Common Stock | 23.89 |

## The Company's Securities

The Company has authorized Common Stock, and Seed SAFE.

### *Common Stock*

The amount of security authorized is 5,000,000 with a total of 1,613,090 outstanding.

### *Voting Rights*

Holders of the company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

### *Material Rights*

There are no material rights associated with Common Stock.

### *Seed SAFE*

The security will convert into Series a preferred shares and the terms of the Seed SAFE are outlined below:

**Amount outstanding:** $25,000.00
**Maturity Date:** September 25, 2029
**Interest Rate:** 0.0%
**Discount Rate:** 20.0%
**Valuation Cap:** $8,000,000.00
**Conversion Trigger:** Series A Financing

### *Material Rights*

There are no material rights associated with Seed SAFE.

## What it means to be a minority holder

As a minority holder of CONVERTIBLE PROMISSORY NOTE SERIES 2019 - CF of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock

**Type of security sold:** Equity
**Final amount sold:** $227,657.50
**Number of Securities Sold:** 65,045
**Use of proceeds:** Research & development, marketing, and operations.
**Date:** November 01, 2018
**Offering exemption relied upon:** Regulation CF

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $926,000.00
  **Number of Securities Sold:** 385,380
  **Use of proceeds:** Research & development, marketing, and operations.
  **Date:** November 28, 2018
  **Offering exemption relied upon:** 506(b)

- **Type of security sold:** SAFE
  **Final amount sold:** $25,000.00
  **Use of proceeds:** Research & development, marketing, and operations.
  **Date:** September 06, 2019
  **Offering exemption relied upon:** 506(b)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $31,500.00
  **Number of Securities Sold:** 10,000
  **Use of proceeds:** Research and development, marketing, business development,
  and operations.
  **Date:** May 28, 2018
  **Offering exemption relied upon:** 506(b)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $0.01
  **Number of Securities Sold:** 1,000,000
  **Use of proceeds:** N/A
  **Date:** August 23, 2017
  **Offering exemption relied upon:** Section 4(a)(2)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $0.01
  **Number of Securities Sold:** 152,665
  **Use of proceeds:** N/A
  **Date:** June 01, 2019
  **Offering exemption relied upon:** Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

Circumstances which led to the performance of financial statements:

### Results of Operations

Year ended December 31, 2019, compared to the year ended December 31, 2018.

### Revenue

The company produced no revenue during 2019, as the company was still in development of its first product. The company began accepting preorders and deposits for its product in January of 2019 and stopped accepting preorders in May of 2019.

### Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, and research and development expenses. Expenses in 2019 increased by approximately $142,000 from 2018. Compensation and benefits cost increased by approximately $216,000 from 2018 to 2019 as the company hired multiple new employees. Sales and marketing expenses also increased by approximately $61,000 from 2018 to 2019. R&D expenses increased by approximately $41,000 and facility upgrades for manufacturing spending increased by $24,000 from 2018 to 2019.

### Historical results and cash flows:

Historically the company has invested primarily in research and development efforts, and sales and marketing activities related to the products. We plan to continue our focus on research and development as we near the completion of version 1 of the AtmosControl product. As we progress, we will hire additional software developers to increase our development capacity.

Soon we will begin production of the AtmosControl product, and with this, we will begin to generate revenues. We expect that initially these revenues will be in line with

the 3 month pre-order campaign which was conducted beginning in January of 2019, during which approximately $400K of pre-orders was generated. As we grow, we will invest significantly into marketing the products in order to achieve scale.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc…)**

The company has cash on hand, as of December 31, 2019, of $6,801.26.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

The funds raised from this Regulation CF offering are important to the company's ongoing operations. The company is engaging in ongoing research and development activities that require outside investment to fund.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

The funds raised from this offering are important to the company, however, the company's viability does not depend solely on this offering alone. The company is also currently conducting an offering outside of this platform.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

Raising the minimum level of funding would assist the company with ongoing expenses such as research and development, marketing, and administrative expenses. As previously noted, the viability of the company is not dependent upon this offering alone.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If the maximum funding goal is achieved, it will provide the company with approximately 12 months of runway. Expenses associated with ongoing operations include research and development, marketing, inventory, capital expenditures, and administrative expenses.

**Are there any additional future sources of capital available to your company?**

**(Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

The company is also conducting a Regulation D convertible note offering concurrently with this Regulation CF offering. The concurrent convertible note offering terms are $10M valuation cap with a 20% discount on the future financing valuation, and the note does not carry interest.

In addition, the company expects to begin generating revenue from sales of its products by mid-2020.

## Indebtedness

The Company does not have any material terms of indebtedness.

## Related Party Transactions

The Company has not conducted any related party transactions

## Valuation

**Valuation Cap:** $12,000,000.00

**Valuation Cap Details:** Atmos Home Inc.'s last Regulation CF offering, first offered over 24 months ago, was priced at a $3.5M pre-money valuation. Since that time, Atmos Home Inc. has secured over $1M in additional investment and has achieved multiple milestones in the development, sales, and manufacturing of our products. These milestones have been factored into the current valuation cap calculation. The company determined this valuation cap internally without an independent formal third party.

## Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  23.5%
  Marketing funds will be used to build brand awareness and generate orders of our products through strategically placed advertisements and social media marketing efforts.

- *Research & Development*
  35.0%

R&D funds will be utilized to continue the hardware and software development of the Atmos Home products, as well as achieving regulatory compliance certifications.

- *Inventory*
  10.0%
  Inventory funds will be used to secure raw materials and assemblies necessary to manufacture the Atmos Home products.

- *Capital Equipment*
  8.0%
  Capital equipment funds will be utilized to acquire additional R&D and manufacturing equipment necessary for the development and production of Atmos Home products.

- *Operations*
  20.0%
  Operations funding will be utilized for general overhead, facility rent and upkeep, production line maintenance, and general administrative expenses.

If we raise the over allotment amount of $535,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  23.5%
  Marketing funds will be used to build brand awareness and generate orders of our products through strategically placed advertisements and social media marketing efforts.

- *Research & Development*
  35.0%
  R&D funds will be utilized to continue the hardware and software development of the Atmos Home products, as well as achieving regulatory compliance certifications.

- *Inventory*
  10.0%
  Inventory funds will be used to secure raw materials and assemblies necessary to manufacture the Atmos Home products.

- *Capital Equipment*
  8.0%
  Capital equipment funds will be utilized to acquire additional R&D and manufacturing equipment necessary for the development and production of Atmos Home products.

- *Operations*
  20.0%
  Operations funding will be utilized for general overhead, facility rent and upkeep, production line maintenance, and general administrative expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://atmoshome.com/ (https://atmoshome.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/atmos-

home

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Atmos Home Inc.

*[See attached]*

ATMOS HOME INC
FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2019

ATMOS HOME INC
FINANCIAL S T A T E M E N T S
AS OF DECEMBER 31, 2019

Table of Contents



# NABEEL AHMED NINI,CPA

## Independent Auditors' Report

To the Board of Directors
ATMOS HOME,INC.

*Report on the Financial Statements*

We have audited the accompanying financial statements of ATMOS HOME INC. (the "Company"), which comprise the statement of financial position as of December 31, 2019, and 2018, the related statements of operations, changes in stockholders' equity, statement of cashflows for the year then ended and the related notes to the financial statements. The Company's management is responsible for the financial statements. Our responsibility is to express an opinion on the financial statements based on our audit.

*Management's Responsibility for the Financial Statements*
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fairly presentation of financial statements that are free from material misstatement, whether due to fraud or error.

*Auditor's Responsibility*
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Opinion*
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ATMOS HOME INC. as of December 31, 2019 and 2018, the results of operations, statement of stockholder's equity and the statement of changes in equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

*Nabeel*

NABEEL AHMED NINI ,CPA
California Board of Accountancy, License Number 130810
Email Address:nabeel.nini@outlook.com
PH:+1(209)442-6657
November 19,2020

# STATEMENTS OF FINANCIAL POSITION

|  | | December 31 | | |
|---|---|---|---|---|
|  | | **2019** | | **2018** |
| **ASSETS** | | | | |
| Fixed Assets | | 4,351 | | 149 |
|  | | | | |
| Current Assets: | | | | |
| Cash | $ | 6,801 | $ | 162,204 |
| Other receivables | | 1,500 | | 1,500 |
| Total current assets | | 8,301 | | 162,353 |
| Total assets | $ | 12,652 | $ | 163,853 |
|  | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Accounts payable | | 137 | | - |
| Deferred Income | | 280,921 | | - |
| Payroll taxes | $ | 185 | $ | - |
| Total current liabilities | | 280,970 | | - |
|  | | | | |
| Total liabilities | | 280,970 | | - |
|  | | | | |
| Stockholders' equity: | | | | |
|  | | | | |
| Capital contributions | | 1,235,885 | | 854,776 |
| Retained earnings | | (1,504,203) | | (690,923) |
| Total stockholders' equity | | 268,318 | | 163,853 |
|  | | | | |
| Total liabilities and stockholders' equity | $ | 12,652 | $ | 163,853 |

The accompanying notes are an integral part of the financial statements.

3

# STATEMENTS OF OPERATIONS

| | For the year ended December 31, | |
|---|---|---|
| | **2019** | **2018** |
| Total revenues | - | - |
| Expenses: | | |
| Advertising and Promotion | 115,982 | 101,024 |
| Contractor | 236,361 | 140,476 |
| Facilities | 70,582 | 33,986 |
| Payroll expenses | 216,999 | 11,489 |
| Insurance | 21545 | - |
| R&d Expenses | 77,465 | 36,270 |
| RCP Management Fees | - | 294,000 |
| Travel Expenses | 29,238 | 4,316 |
| Other expenses | 45,108 | 50,411 |
| Total operating expenses | 813,280 | 671,972 |
| Net income before taxes | - | - |
| Taxes on income (income tax benefits) | - | - |
| Net income | $ (813,280) | $ (671,972) |

The accompanying notes are an integral part of the financial statements.

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| | Common stock | | Additional Paid in | Retained Earnings Accumulated | |
| | Shares | Amount | Capital | deficit} | Total |
|---|---|---|---|---|---|
| Balance as of January 1, 2018 | 1,021,547 | - | $ 18,954 | (18,952) | $ 2 |
| Movement during the year | 519,972 | - | 835,822 | (671,971) | 163,851 |
| Balance as of December 31, 2018 | 1,541,519 | - | $ 854,776 | (690,923) | 163,853 |
| Movement during the year | 76,800 | - | 381,109 | (813,280) | (432,171) |
| Balance as of December 31, 2019 | 1,618,319 | - | $1,235,885 | 1,504,203 | (268,318) |

**STATEMENT OF CASH FLOWS**

| | For the year ended December 31, | |
|---|---|---|
| | **2019** | **2018** |
| **OPERATING ACTIVITIES** | | |
| Net Income | (813,281) | (671,971) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Accounts Payable (A/P) | (137) | - |
| Direct Deposit Payable | - | - |
| Payroll Liabilities:Federal Taxes (941/944) | - | - |
| Payroll Liabilities:Federal Unemployment (940) | 168 | - |
| Payroll Liabilities:FL Unemployment Tax | 17 | - |
| Pre-order Sales Deposits | 280,921 | - |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | 280,970 | - |
| Net cash provided by operating activities | (532,311) | (671,971) |
| **INVESTING ACTIVITIES** | | |
| Furniture and Fixtures | (3,199) | (149) |
| Deposits - Rent | (1,003) | (1,500) |
| Net cash provided by investing activities | (4,202) | (1,649) |
| **FINANCING ACTIVITIES** | | |
| Capital Contributions | 381,110 | 835,822 |
| Net cash provided by financing activities | 381,110 | 835,822 |
| Net cash increase for period | (155,403) | 162,202 |
| Cash at beginning of period | 162,204 | 2 |
| Cash at end of period | 6,801 | 162,204 |

# NOTES TO THE FINANCIAL STATEMENTS

## NOTE 1 - DESCRIPTION OF THE ORGANIZATION

ATMOS HOME INC ("the Company") was incorporated on August 23 , 2017 in the State of Florida for the purpose of manufacturing Smart home products .

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Preparation.* The financial statements are prepared on the accrual basis of accounting in accordance with U.S. Generally Accepted Accounting Principles ("GAAP").

*Financial statements in U.S. dollars.* The Company's financial statements are prepared in U.S. dollars, which is the primary currency of its economic environment.

*Cash and cash equivalents.* the Company considers all short term investments with an original maturity of three months or less to be cash equivalents.

*Income taxes.* The Company is taxed as a Corporation, on a consolidated basis with its parent company. No provision or liability for Federal, State and local income taxes has been reflected in the financial statements of the Company.

*Use of estimates in the preparation of the financial statements.* The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses, during the reporting periods. Actual results could differ from those estimates.

## NOTES TO THE FINANCIAL STATEMENTS

### NOTE 2 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

*Fair value accounting.* The Company estimates that the fair value of all financial instruments at December 31, 2019, as defined in FASB 107, is not different materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

### NOTE 3 – RELATED PARTY TRANSACTIONS:

The company had no transactions with related parties, including transactions with key management personnel as at December 31,2019(2018: Nil)

### NOTE 4 – DEBT AND BORROWINGS:

The did not obtain any debt or borrowings for the year ended December 31,2019(2018: Nil)

### NOTE 5 - CONTINGENT LIABILITIES AND COMMITMENTS:

The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. As of December 31, 2019, the Company does not have any outstanding legal proceedings.

### NOTE 6 - SUBSEQUENT EVENTS:

The Company has evaluated events and transactions that occurred after the balance sheet date for potential recognition and disclosure through October 27, 2020, the date on which the financial statements were available to be issued and has indicated that no material subsequent events affecting the financial statements existed as of that date.

**EXHIBIT C TO FORM C**

**PROFILE SCREENSHOTS**

*[See attached]*


## Atmos Home
Simplifying the Smart Home





⊙ Website    ◉ Brooksville, FL     **TECHNOLOGY**   **CONSUMER PRODUCTS**

# $534,950 raised ⓘ

| | |
|---|---|
| **787** | **$12M** |
| Investors | Valuation Cap |
| **5.0%** | **$250.00** |
| Annual Interest Rate | Min. Investment |
| **20.0%** | **Conv. Note** |
| Discount Rate | Offering Type |
| **10/01/21** | 🕐 **9** |
| Maturity Date | Days Left |

### JOIN THE WAITLIST

⚡ This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

Atmos Home is on a mission to simplify the smart home. We're building AtmosControl, the award-winning and world's first (according to our research) private voice-activated smart home control system, and we've already generated strong demand in the exploding smart home market. Join 700+ investors on this journey as we look to become the "Apple of the Smart Home."

Overview    Team    Terms    Updates ⁴⁵    Comments      ♡ Follow

# Reasons to Invest

- Award-winning technology – Privacy-focused voice-activated smart home control, winner of the Residential Systems Award at the Consumer Electronics Show, and featured in ABC, CNET, Digital Trends, TechRadar, and others.

- Proven team – Our team has developed technology solutions for NASA, designed 2 of "Oprah's Favorite Things", built millions of devices critical to high-speed data infrastructure, and our founder led his previous startup to a $24M exit.*

- Explosive market – The smart home market is projected to reach $135B by 2023 with smart home devices outnumbering smartphones worldwide by 2021. With

# Bonus Rewards

Get rewarded for investing more into Atmos Home

**$250+**

**Investment**

**StartEngine Owner's Bonus**

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program please see the Offering Summary

with smart home devices outnumbering smartphones worldwide by 2021. With over 1000 customers in 28 countries, we have already proven significant demand in the marketplace.

*Disclaimer: Past performance does not guarantee future results*



**THE PROBLEM**

# You shouldn't need a new app every time you add something smart to your home

Growth in the smart home industry is explosive. However, each device you bring into your home uses its own app. After a while, you have to remember which app controls which device in each room. We call it App Overload. Unfortunately, these devices all speak different languages and use different protocols, so they can't communicate with each other.



section below.

**$250+**
Investment
**10% off discount**
10% off your first purchase from the Atmos Home e-commerce store

**$500+**
Investment
**20% off discount**
20% off your first purchase from the Atmos Home e-commerce store

**$1,000+**
Investment
**20% off + 40% bonus interest**
20% off your first purchase from the Atmos Home e-commerce store + additional 40% bonus interest on the convertible note totaling 7% AIR

**$3,000+**
Investment
**First batch AtmosControl device + 40% bonus**
1 new AtmosControl device from the batch of production units + additional 40% bonus interest on the convertible note totaling 7% AIR

**$10,000+**
Investment
**Immediate access to an AtmosControl Beta unit**
Immediate delivery of an AtmosControl



Doorbell

Climate Control
/Cameras

Smart Plug

Beta unit and inclusion into the pr
Beta + 1 new AtmosControl device
the first batch of production units
additional 60% bonus interest on t
convertible note totaling 8% AIR

### $30,000+

Investment

**Immediate access + 3 production units**

Immediate delivery of an AtmosCo
Beta unit and inclusion into the pr
Beta + 3 new AtmosControl device
the first batch of production units
additional 100% bonus interest on
convertible note totaling 10% AIR

### $100,000+

Investment

**140% bonus interest + time with the team**

Immediate delivery of an AtmosCo
Beta unit w/ private Beta access +
AtmosControl devices from the firs
batch of production units + trip to
Florida* to tour the facility and get
dinner with the team + 140% bonu
bringing you to 12% AIR

**THE SOLUTION**

# Atmos Home is bringing affordable and easy-to-use smart home control to the mass market

We created AtmosControl, which our research has revealed, is the world's 1st smart home control to combine all 5 of the most popular smart home protocols (Wifi, Bluetooth, Zigbee, Z-Wave, and Infrared) with voice, touch, smartphone, and gesture controls. Think of it as a universal remote control for all of your smart home devices, regardless of their brand or manufacturer. With 1000s of compatible devices, it's the only smart home control you'll need.





Did you know that your smart home may be listening to you?

Digital assistants such as Amazon Alexa are being used for smart home device control and many users are not even aware that these devices' microphones are always on and recording them, and that many times these recordings are being listened to by employees of the companies that make them. This is a huge privacy issue. **These companies are profiting from your data at the expense of your privacy.**

Atmos Home is different – we don't want or need your data – we're not selling you ads or products based on your preferences that we've gathered by listening to you, unlike other companies.

AtmosControl, which our research has revealed, is the world's first standalone smart home hub that can decipher voice commands completely on-board, without sending your voice data to the cloud, making Atmos Home the leader in smart home privacy.





*All product images included in this video are of production beta units of the Atmos Home products. Our pre-order stage has ended, so we can focus on beta testing and get ready for production.*

# There are 4.4 million households looking for a smart home control today

McKinsey & Co learned that 16% of the 127.6M US households are smart homes and 44% of those have 2+ devices, and nearly half of those want a control for these devices. Today, that translates to an audience of 4.4M households (Serviceable Available Market). By 2021, Kagan predicts 28% of households will be smart homes, which would translate to 7.9M households, using the same metrics for multiple devices and desire for a control. Capturing 10% will deliver 790K households and 1.9M households at 25% (Serviceable Obtainable Market). The bottom line is, a growing portion of the population is looking for the smart home control we are building.



OUR TRACTION

# 1000+ customers and over $1.2M in investment

In early 2019, we sold 1000+ AtmosControl device in a 120 day, pre-launch sales period. And we have international interest from 150+ smart home installers and builders who want to resell our solutions.



We also won the Residential Systems Award at the Consumer Electronics Show, were featured on ABC by Clark Howard, were a finalist for American Inno Tech, and honored with press coverage by CNet, ZDNet, Digital Trends, McAfee, Tech Radar, among others.

To date we've raised over $1.2M, including a $900K investment from Luminance Brands, a strategic industry partner. This summer, we built our manufacturing line and successfully conducted our 1st production run. In September, we started beta testing with a handful of our earliest customers.



**WHAT WE DO**

# You control Atmos and Atmos controls your smart home

AtmosControl has beauty, brawn, and brains. Inside is a quad-core processor, 1GB RAM, radio chips for all 5 protocols, proximity and light sensors, far-field microphone array, quad speaker modules, and a front-facing camera with high definition display. Once Atmos has connected to your smart home devices, you can say "Hey Atmos..." to control them. You can also use the touchscreen, iOS and Android smartphone apps, or even swipe your hand in front of it as you walk past.



# We build the smart home products that people are looking for

Atmos Home is a hardware OEM, and will market and sell its products via its website, online distributors (Amazon), and possibly brick-and-mortar retail. We make money when we sell our products. The average order value during the pre-order phase was approximately $400. When we begin manufacturing, we expect our gross margins to be approximately 45% and ramping to 65% over the next 2 years.





# Our competitors only target wealthy consumers, but Atmos is for everyone

At the time of publication, AtmosControl is believed to be the only affordable, plug-and-play, and platform-agnostic smart home hub to combine all 5 of the most popular communication protocols (Wifi, Bluetooth, Zigbee, Z-Wave, and Infrared) with touch, voice, smartphone, and gesture controls.

We have competitors in home automation companies like Crestron and Control4, but they only target high-end homes, charging $12K and up. Their solutions are only available from and installed by licensed dealers, meaning customers can't add their own devices. Unlike them, our products are affordable, easy-to-use and customer friendly.



 **WiFi**     **Bluetooth**     **zigbee**     **Z-WAVE**     **Infrared**

| WiFi | Bluetooth | zigbee | Z-WAVE | Infrared |
|---|---|---|---|---|
| Doorbell | Smart Light | Smart Switch | Audio | Fan |
| Smart TV | Fan | Smart Light | Smart Light | Garage Door |
| Camera | Sensor | Smart Plug | Climate | TV |

# Designed and built in the USA – seriously

This summer, we built our manufacturing line and successfully conducted our 1st production run. Building them in our own facility results in increased efficiency for product iterations and bug fixes, it's faster for on-demand manufacturing and shipping, it's cheaper due to 10-25% tariffs and the rising cost of labor in countries where consumer electronics are usually manufactured, and it frees up the cash typically required for a large up-front volume purchase from a contract manufacturer.

Other smart home device manufacturers, including Wyze, June, and Control4, have already warned customers that price hikes are coming. We regularly evaluate our costs and we will revisit once we're at scale, with predictable growth and demand.



THE VISION

# Our devices will be a staple of every smart home

After proving product/market fit during a 120 day, pre-launch sales period where we sold 1000+ AtmosControl device, we continued getting sales requests from consumers and potential resellers, internationally. There is clearly a rapidly growing, audience that is clamoring for AtmosControl.

We're launching our next product, AtmosSwitch, in 2020. It will instantly convert existing lights to smart lighting. Through this, you will be able to adjust your lights

with your voice or with its touchscreen, and it will include music and climate controls, as well as access to other Atmos features.

## We have decades of experience and success in tech

The core Atmos team has depth and breadth in hardware design, product development, production, and scaling growth. Each member on their own is extremely accomplished. Mark Lyle, who is in charge of product development, previously sold a wireless hardware manufacturer for $24M. Our designer, Chris Ladwig, has won awards for his work, and our engineering team has made products used by law enforcement and NASA.



## We're simplifying smart home tech

We see ourselves becoming the Apple of smart homes. We want our devices in every smart home and we're fortunate to have timed the market well. Smart devices, like Alexa, Ring, Nest, and Hue, have paved the way for several years and

devices, like Alexa, Ring, Nest, and Hue, have paved the way for several years and created the need for a smart home hub to manage them all, easily and affordably. It is our time and with your help, we see ourselves becoming big players in the smart home market. Join us!



We believe AtmosControl to be the only smart home solution with our feature set and price point. We have proven product/market fit and have assembled a core team with vast experience (and considerable success) in their respective areas of expertise.



# In the Press

   

 

SHOW MORE

# Meet Our Team





## Mark Lyle

Founder & CEO

*Mark has spent over 20 years in the tech hardware industry. Previously, he was co-founder of a wireless device developer/manufacturer and led it to a $24M acquisition.*



## Chris Ladwig

Co-founder & Chief Design Officer

*Chris is a multi-award winning product and branding designer. His work has been featured in the leading design publications – even designing 2 of "Oprah's Favorite Things." Chris works full time with Atmos Home, 40+ hours per week.*







**John Boone**

Industrial Engineering
Manager

*John has spent many years as an industrial engineering professional, with major accomplishments in the commercial and aerospace sectors, including significant contributions to NASA projects.*



## Offering Summary

| | |
|---:|:---|
| **Company** : | Atmos Home Inc. |
| **Corporate Address** : | 2308 Circuit Way, Brooksville, FL 34604 |
| **Offering Minimum** : | $10,000.00 |
| **Offering Maximum** : | $535,000.00 |
| **Minimum Investment Amount (per investor)** : | $250.00 |

## Terms

| | |
|---:|:---|
| **Offering Type** : | Convertible Promissory Notes |
| **Type of Equity Converted Into** : | Common Stock |
| **Conversion Trigger** : | $3,000,000.00 |
| **Maturity Date** : | October 01, 2021 |
| **Valuation Cap** : | $12,000,000.00 |
| **Discount Rate** : | 20.0% |
| **Annual Interest Rate** : | 5.0% |

**What is a Convertible Note?**

A convertible note offers you the right to receive Common Stock in Atmos Home Inc.. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $3,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $12,000,000.00 Valuation Cap or if less, then you will receive a 20.0% discount on the price the new investors are paying.  You also receive 5.0% interest per year added to your investment.  When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

*Annual Interest Rate subject to adjustment of bonuses. See Bonus rates below for additional information.*

# Time-based Perks

**Super Early Bird**

Invest within first 48 hours and get an additional 100% bonus interest on the convertible note totaling 10% AIR[1]

**Early Bird**

Invest within the first week and get an additional 60% bonus interest on the convertible note totaling 8% AIR[2]

[1,2] *Requires minimum investment*

# Amount Based Perks*

**Invest $250+**

**10% off discount**

10% off your first purchase from the Atmos Home e-commerce store

**Invest $500+**

**20% off discount**

20% off your first purchase from the Atmos Home e-commerce store

**Invest $1,000+**

**20% off + 40% bonus interest**

20% off your first purchase from the Atmos Home e-commerce store + additional 40% bonus interest on the convertible note totaling 7% AIR

**Invest $3,000+**

**First batch AtmosControl device + 40% bonus interest**

1 new AtmosControl device from the first batch of production units + additional 40% bonus interest on the convertible note totaling 7% AIR

**Invest $10,000+**

**AtmosControl Beta access + first batch device + 60% bonus interest**

Immediate delivery of an AtmosControl Beta unit and inclusion into the private Beta + 1 new AtmosControl device from the first batch of production units + additional 60% bonus interest on the convertible note totaling 8% AIR

**Invest $30,000+**

**AtmosControl Beta access + 3 first batch devices + 100% bonus interest**

Immediate delivery of an AtmosControl Beta unit and inclusion into the private Beta + 3 new AtmosControl devices from the first batch of production units + additional 100% bonus interest on the convertible note totaling 10% AIR

**Invest $100,000+**

**AtmosControl Beta access + 3 first batch devices + 140% bonus interest + visit and dinner with the team**

Immediate delivery of an AtmosControl Beta unit and inclusion into the private Beta + 3 new AtmosControl devices from the first batch of production units + trip to Florida[3] to tour the facility and have dinner with the team + additional 140% bonus interest on the convertible note totaling 12% AIR

[3](transportation and lodging included)

*All perks occur after the offering is completed.*

**<u>The 10% Bonus for StartEngine Shareholders</u>**

Atmos Home Inc. will offer 10% additional bonus interest for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering . This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

RISKS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

### Notice of Funds Disbursement

23 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Atmos Home has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Atmos Home be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

### Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Atmos Home has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Atmos Home be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

### Notice of Material Change in Offering

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Atmos Home offering. Here's an excerpt describing the specifics of the change:

*Extended length of campaign.*

When live offerings undergo changes like these on StartEngine, the SEC requires that certain

investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

## Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Atmos Home has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Atmos Home be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Atmos Home has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Atmos Home be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## Forging Ahead Thanks to Our Investors

3 months ago

We wanted to take a moment to thank all of our investors here at StartEngine. Your support has been unbelievable and helped our campaign to reach over $375K. This funding has been crucial as we push forward towards the production of our technology and products faster than ever.

Your investments have allowed us to add new talent to the team, for example, hiring Michael Kramer, former product executive at AT&T Digital Life, as our new VP of Product Management. This hire is already paying huge dividends as Michael is managing and streamlining all of our development resources, identifying, scheduling, and driving every remaining task and process to reach production. We've also been able to add 3 new software developers over the last couple of months, allowing us to develop software updates at a faster pace than ever before.

These are just a few examples of how your investment has helped us to advance as a company, and how your support is making Atmos Home's technology and vision a reality. We look forward to continuing on this journey with all of you and hope that many more will join us along the way as we strive to make every smart home an Atmos smart home.

Sincerely,

The Atmos Home Team

## Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Atmos Home has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Atmos Home be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## AtmosRemote Featured in Gearadical Tech Blog

4 months ago

Another week and more great press for Atmos Home. This week the publication Gearadical, which covers new technology innovations, wrote a nice piece on the upcoming AtmosRemote smart home remote - you can read the article here:

https://gearadical.com/the-movie-click-predicted-this-universal-remote-sort-of/

Thank you to all of our new investors and we look forward to more of you joining us soon.

- The Atmos Home Team

## Atmos Home Adds Former AT&T Digital Life Executive as Vice President of Product Management to Team

4 months ago

Atmos Home is proud to welcome Michael Kramer as our new Vice President of Product Management. He will lead the product team and be responsible for coordinating product strategy and engineering to deliver on the Atmos Home mission of simplifying the smart home.

Prior to joining Atmos Home, Michael was a smart home product executive with AT&T Digital Life, leading the entire smart home product group there, and will now be managing all of our development resources moving forward, so this is a huge win for us.

Thank you to all of our investors who've helped us get this far, and we look forward to delivering more good news soon.

- The Atmos Home Team

## Notice of Material Change in Offering

4 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Atmos Home offering. Here's an excerpt describing the specifics of the change:

*Atmos Home extended their raise, increased their max raise amount, and updated their page.*

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

SHOW MORE UPDATES

# Comments (130 total)

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**Michael Knapp**  `1 INVESTMENT`  `INVESTED`  4 days ago

Like other investors, I too would like to see an update on anything other than more funding campaigns. Please do not let this turn into another "Coolest Cooler" situation, and provide an update.

I built a new home a year ago and prewired it to support 4x Atmos panels someday and hopefully that day will come before I'm forced another direction. Once released, my hope is that Atmos will quickly expand support to other areas which will benefit from convergence and automation, such as wireless home security systems and pool equipment. Each of these IMO don't need their own dedicated panels/ interfaces and would benefit from unification into Atmos. Personally, this would be much more beneficial than integrating with appliances like a microwave of coffee maker,

Again, please provide some sort of update... We need some good news in 2020...

**John Taylor**  `2 INVESTMENTS`  `INVESTED`  6 days ago

I'm an investor that also would like more updated information on the company progress or lack of. I'm especially interested to know when this project will be available in the retail market. I see some questions has been asked recently but haven't received any response which is very concerning. I'm sure investors has in invested in Atmos Home believing the company would be more transparent and that the project wouldn't be in a research or manufacturing stage forever. I do hope to receive a response, so thank you in advance

**Daniel Dellamonica**  `1 INVESTMENT`  `INVESTED`  10 days ago

Mark, can we get some type of update? I am very curious as to why Atmos doesn't provide updates any longer on any social media and are only advertising for funding. The last actual update on social media was on the 19th of December of 2019, and since then it is strictly fundraising only. All comments on social media are hidden, unless they are positive. Why is Atmos hiding comments on social media? You have implied numerous times that all negative comments have been addressed, but any new post you guys have on social media obviously has negative comments since the comment count and the actual comments seen are vastly different. This tells a very different story than what you post here. If I had to guess, I'd say that people are rightly pissed that they used to see updates to an actual working Beta product, and now they are bombarded with fundraising offers. There used to be Beta updates almost weekly. What's going on? Does Atmos plan to just stay in a perpetual fundraising status? About 5 months ago in a post down below you stated that you anticipated shipping to begin in Q3 of this year. We are now solidly in Q4 of the year and it's crickets...

**Robert Brathwaite**  `SE OWNER`  `3 INVESTMENTS`  `INVESTED`  a month ago

This definitely sounds like a great product and opportunity to be a part of, but after reading many of these comments its like a warning billboard to bypass. I understand that many of the complaints are from buyers of the pre-ordered product and not investors, but as an investor I want to know that the customers of the company I'm backing are happy and willing to purchase more or recommend this product to others. Before reading these comments I went on the Atmos website and noticed the product detail button was not active and the pre-order button takes you to an error page. Now after reading comments found that pre-ordered option is no longer available, so why not update the website to reflect this by disabling the button and adding a notice next to it. This leads me to think that Atmos only has money coming from crowd funding capital? I hope this company gets its act together because this is a product that would be in demand for the present and the future.

**Dale Langley**  `SE OWNER`  `17 INVESTMENTS`  `INVESTED`  a month ago
Hello Atmos support, please do me a favor and void my cancel request as that was in error. That was not meant to occur. Please inform me of the outcome.
Thanks

**Richard Rossell**  `1 INVESTMENT`  a month ago
This product looks very interesting. I have a 123 Internet of things in my house installed from Hue Lights (26), Ring, Sonos, ecobee, Flair, August, Family Hub, Irobot, Samsung refrigerator, Samsung range, Samsung dishwasher. If you're looking to see how easy it would be to install in a home that already has items installed let me know.

**Rohit Jategaonkar**  `2 INVESTMENTS`  2 months ago
Hello, there are several negative comments and no latest updates here. How can a potential investor be assured of the viability and authenticity of this investment?

> **Mark Lyle**  - **Atmos Home**  2 months ago
> Hi Rohit – thank you for your comment and interest in Atmos Home. I believe we have addressed any potentially negative comments and resolved any previous issues. As far as updates are concerned, we continue to make solid progress in our product development efforts as we get closer to launching production. We anticipate making new announcements related to this development in the coming weeks. Thank you again for your interest.

**Andrew Procopiou**  `SE OWNER`  `10 INVESTMENTS`  2 months ago
How is this system any different than HomeKit by apple. Eventually apple will add all these devices to their system and you will be able to voice command everything.

> **Mark Lyle**  - **Atmos Home**  2 months ago
> Hi Andrew – thank you for the additional comment. The problem with Apple HomeKit is that it puts the requirement of compatibility and certification on the end smart device manufacturer. Naturally, many manufacturers do not design this compatibility into their products due to the added expense, and thus Apple HomeKit will never be able to control these devices. If the customer is implementing a HomeKit only smart home, they will need to research which devices have this compatibility before purchasing. The other issue is that HomeKit leaves out the 2 most common (and secure) smart home control protocols, ZigBee and Z-Wave, without the addition of an additional communication hub, adding additional configuration complexity for the end-user if they have any of these devices.
>
> We feel that Apple's approach and philosophy on the smart home is one that expects the smart home industry to adapt to them and fit into Apple's existing ecosystem. By contrast, our approach is to support as much of the industry as we can, devices, protocols, etc., including the millions of ZigBee and Z-Wave devices not supported natively by HomeKit.
>
> Finally, we also feel very strongly that the controls for your home should be a part of your home as they always have been (light switches, thermostats, etc.) – not your phone in your pocket or connected to a charger somewhere in your home. These controls should be simple to use at a glance, for every member of the family or even guests, and even people not using an iPhone ;)

**Andrew Procopiou**  `SE OWNER`  `10 INVESTMENTS`  2 months ago
Currently I have a kangaroo security system. Will this system or any other system I buy work with Atmos. What is the TAM and how much percentage of this space are you targeting ?

> **Mark Lyle**  **- Atmos Home**  2 months ago
> Hi Andrew, thank you for the question and for your interest in Atmos Home. Currently, we are focusing our development efforts around end device control, and not security system integration just yet. Once we have launched production and feel that we have reached a high level of refinement of the initial user experience, we will start to think about security systems integration.
>
> There is some discussion of TAM, SAM, and SOM in our "The Market" section above, but here's a quick summary. In the US alone (the initial market we are targeting), there are approximately 9M homes with 2+ smart devices. With an average order value of approximately $500 (1.5 AtmosControl devices), this would make the US TAM $4.5B. Approximately half of these customers have indicated an interest in a smart home control (hub) making the SAM approximately $2.2B, and capturing 10% (SOM) would be $220M and 25% would be $550M. Please keep in mind these numbers would only apply to our first product, AtmosControl, and we have multiple additional products in development, and this is only the US market. Also, the overall market is growing at a strong 11.6% CAGR.

**Darshna Amarnani**  `SE OWNER`  `15 INVESTMENTS`  3 months ago
I invested in Atmos couple of years back and was in the one of the initial investors with promotion. I have communicated with the team at least 25 times and every time was promised that I will received the beta version. One time I also received the invoice of the beta version indicating it is ready to be shipped. After many reasons and promise given by the management including a phone call, I have still not received the bonus (promo). I am not sure if we can trust this management or start engine who brings these companies on their website.

> **Mark Lyle**  **- Atmos Home**  2 months ago
> Hi Darshna – first off, thank you for your investment and your belief in what we're working on at Atmos Home. I do acknowledge and apologize that your perk from our previous campaign was somehow overlooked. Our next batch of beta units is currently in production, and you will be receiving a device from this run within the next few weeks. Again, my apologies for the oversight.


( **SHOW MORE COMMENTS** )


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EXHIBIT D TO FORM C

**VIDEO TRANSCRIPT**

Atmos Home Voice Control Privacy Video Transcript

Hi, I'm Mark Lyle and I'm the founder of Atmos Home. Today we're going to be talking about smart home voice control and privacy. For those of you not familiar with Atmos Home, we're a startup developing and soon to be releasing the AtmosControl smart home hub. It's a wall mounted touchscreen with touch, gesture, app, and voice controls, and it combines all the major smart home control protocols such as ZigBee, Z-Wave, WiFi, Bluetooth, and even compatible with many infrared controlled devices.

Today we're going to be doing a demonstration illustrating the difference in voice control platforms such as Amazon Echo or Alexa and Google Assistant, vs. the privacy focused AtmosControl. To do this we're first going to take a look at how most voice control applications actually work.

Imagine that you want to turn on your lights using a voice command – you say "Alexa, turn on the kitchen lights". In order to interpret the command that you just gave, Alexa, being connected to the internet, sends a digitized recording of your voice command up to a server in the cloud where it is deciphered. Once the command has been decoded, it is then sent to the device or service it was meant for. This practice of sending voice recordings to cloud-based servers has recently come under intense scrutiny due to the privacy concerns involved.

Let's see how this works in the real world. You can see that we have both an Amazon Echo Dot here and a Google Nest Home Mini along with a Philips Hue connected light. On the screen behind the devices we're running a network bandwidth monitor so we can detect the level of internet activity from each device. On the bandwidth monitor you'll see the Echo Dot or Alexa device in red, the Google Nest Home Mini in Orange, and AtmosControl which we'll get to in a minute is in blue.

Let's analyze the network traffic for each command. First let's control the light with Alexa. You'll see that right after we said the word "Alexa" the network traffic for that device spiked. This spike is your voice recording being transmitted to the cloud for decoding. Let's try it again

Here we can see the same spike again which is again Alexa transmitting your voice recording to the cloud. So that was the Amazon Echo, let's now try the same test with the Google Nest Home Mini.

Here we see a similar spike to what we saw with the Echo but a little bit bigger meaning more data was transmitted. Same thing again, big network data spike with each command being sent to Google's servers.

Now let's take a look at AtmosControl and the way it processes voice commands. Unlike the other devices we looked at, when a voice command is issued, AtmosControl deciphers the command locally, and does not send your voice recordings to the cloud potentially risking your privacy.

So now let's do the same bandwidth test with AtmosControl.

As you can see, unlike the other 2 devices, there's no network traffic spike after issuing a command to AtmosControl.

Again no traffic spike as AtmosControl is processing the command locally rather than sending your voice data to the cloud.

Well thank you for watching and for your interest in Atmos Home and please make sure to visit atmoshome.com to learn more.

---------------------------

Father: Hey Atmos, play the daily news podcast.

Podcast: ... means Congress ducks a political debate...

Mother: Hey Atmos, lock the back door.

Mother: Ah, that's our song.

Father: Hey Atmos, dim the lights and start the fire.

Mother: Hey Atmos, good night.

Video 2: Atmos Home Manufacturing Video Transcript

Hello and welcome to Atmos Home's manufacturing facility here in Tampa Bay, FL. Today we're going to give you a brief overview of the manufacturing process for AtmosControl devices.

But before we start talking about manufacturing, let's take a brief look at what happens before the production process.

All electronic products start with a design called a schematic that maps out all of the electrical connections required for the device to function. This schematic is created by the electrical engineering team over a span of many weeks or months.

This schematic is then used to create a printed circuit board or PCB layout. During this process, the designer will map out the thousands of physical connections that are defined by the schematic.

The result of these design processes is a bare PCB with all of the connections defined by the schematic and layout phases.

To prevent static electricity damage to any components, all production personnel must wear static control footwear or straps. They must then test to confirm that any static has been dissipated.

The first step in PCB manufacturing is applying a material called solder paste to the printed circuit board. To do this we utilize a solder paste stencil printer. Next, the operator applies solder paste to the top side of the stencil.

Once the machine is prepared, a bare PCB is inserted. The machine locates the PCB and aligns the stencil to the PCB with precision. The metal squeegees then wipe forward and back to push the solder paste through the apertures in the stencil and onto the appropriate locations on the PCB.

After the PCB has successfully has successfully had solder paste applied, it exits the stencil printer to an edge-rail conveyor where it is inspected, and then transfers to the next stage.

Electronic assemblies contain not only circuit boards, but hundreds of tiny components that are installed onto the circuit board and make up the electrical circuit – these components are received on reels of up to several thousand parts.

These individual components need to be removed from the reel and installed onto the appropriate location on the PCB. To do this we utilize a piece of equipment called a pick and place machine. The component reels are installed onto feeders, which feed the individual components to the pick and place machine. Once installed, the operator verifies that components are being delivered to the pick location.

The feeder can now be loaded onto the pick and place machine. Before production can begin, the pick and place machine must be programmed to build the PCB correctly.

To do this, the technician utilizes coordinate data from the circuit board layout to create a machine program to place all of the correct components onto their intended locations on the circuit board. Once this program is complete production can begin.

The PCB can now enter the pick and place machine. Once it enters, the machine clamps and aligns the board. The machine now begins picking components from the feeders and placing them on the PCB. You'll notice that the machine has two independent carriages or heads – one operating towards the front side of the machine and one towards the back. This double carriage configuration allows the front head to pick up four components, one with each nozzle, while the rear head is placing its components on the PCB and vice versa. The placement order is optimized by the machine program to achieve the fastest possible throughput. You may notice the red flashing lights between the sets of feeders. These are actually upward looking cameras taking pictures of the components that have been picked up by each of the nozzles.

These images allow the machine to accurately align each component before being placed on the board. Once all of the components have been placed onto the PCB, the board can now exit the pick and place machine.

Next the board is ready to enter the reflow oven. During this process, the printed circuit board assembly is heated in a very controlled manner, in this case by traveling through a multi-zone oven, each zone set to a specific temperature. When the assembly reaches peak temperature, the solder paste transitions from its paste form to a liquid form – this is called reflow. The PCB is then cooled which transitions the solder from its heated liquid form to a cooled solid form, bonding the components mechanically and electrically to the circuit board.

After the surface mount assembly process, the PCB will be inspected under magnification to verify that there are no defects.

It's now time to test the board electrically, before assembling it into a completed unit. The separated PCBs are connected together, then connected to peripheral devices such as a display and touchscreen. The device is powered up and test programs are loaded onto the device. The technician tests each device function as the test computer collects data on each device. Once all test programs and functions have been validated the device can move on to final assembly.

But before we do that – let's take a look at how the other parts of the assembly are made. Welcome to the Atmos Home mechanical engineering and CNC machining facility.

Before the PCB can be assembled into a final AtmosControl product, additional mechanical components that make up the device chassis are required.

To achieve the goal of a low-profile, polished aluminum device design, significant effort is required to assure that all mechanical components and manufacturing processes are precision developed and executed. 3D models are developed in conjunction with computer aided machining or CAM software, allowing the engineer to create functional designs and move them to CNC machining centers with optimal efficiency.

This machine takes in the programs generated by the CAM software and goes to work cutting away material. Different mechanical or dimensional features may require the use of different size or shape tools, so the machine adapts by changing tools as required to match the defined geometries and optimize machine time.

Once the machine programs have completed and all material has been removed, we're left with a finished, machined mechanical component ready to be installed into the final assembly.

Now that we've seen how the mechanical components are made, we'll get back to the AtmosControl assembly process. First, the LCD touchscreen is secured to the frame. Then the PCB assembly is then installed into the frame with the touchscreen. Finally, the rear cover is installed and secured with 14 screws.

After assembly is complete, the device needs to be final tested to verify that all functions perform as designed. The device is now connected, powered on, final software is loaded, and the device is booted to verify all functions.

Once all processes have been completed and the device has tested good, it's time to package it up and send it out.

Thank you for taking the time to watch and please visit atmoshome.com to learn more about the AtmosControl smart home system.

**STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)**

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

**EXHIBIT F TO FORM C**

**ADDITIONAL CORPORATE DOCUMENTS**

*[See attached]*

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

**THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.** THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

**THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS.** ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

**INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d).** THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

**PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE.** IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

**THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.** THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT.  WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING.**  NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

**THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE.**  EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%


Ladies and Gentlemen:


1. Note Subscription.

> (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein.  The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion.  In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for.  The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected.  If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering").  Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%%  Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means.  Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing.  The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities.  The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company.  The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement.  The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company.  Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements.  Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2018 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. STRASSMAN CONSULTING, LLC, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds.  The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation.  There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber.  By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which

representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority.  Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions.  All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing.  Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations.  Subscriber understands that the Securities have not been registered under the Securities Act.  Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk.  Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities.  Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities.  Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits.  Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the

amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS

SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY.  EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS.  THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.  IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to:                    %%ADDRESS_OF_ISSUER%%

> If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice.  Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable,

the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of

the Subscription Agreement.

(a)     The aggregate purchase price for the Convertible      %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b)     The Securities being subscribed for will be owned
by, and should be recorded on the Company's books as
held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is          %%NAME_OF_ISSUER%%
accepted                      By:
on %%TODAY%%.                 %%ISSUER_SIGNATURE%%

*[CONVERTIBLE NOTE FOLLOWS]*

**THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY**

**OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.**

**CONVERTIBLE PROMISSORY NOTE**
**SERIES 2019 - CF**

$%%VESTING_AMOUNT%%      %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

**1. Repayment.** All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on October 1, 2021 (the "Maturity Date").

**2. Interest Rate.** The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

**3. Conversion; Repayment Premium Upon Sale of the Company.**

> (a) In the event that the Company issues and sells shares of its stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $3,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $12,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of common stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

**4. Maturity.** Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $12,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

**5. Expenses.** In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

**6. Prepayment.** The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

**7. Default.** In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

> a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

> b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

> c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

> d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

> e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

> f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

> g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

**8. Waiver.** The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

**9. Governing Law.** This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

**10. Parity with Other Notes.** The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

**11. Modification; Waiver.**Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

**12. Assignment.** Subject to compliance with applicable federal and state securities laws (including the

restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

**13. Electronic Signature.** The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

**%%NAME_OF_ISSUER%%:**
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

**Investor:**
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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